FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Webcast presentation of 2011 results.

31 January 2012

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the —SEC ) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda ?Group performance 2011 — Highlights — Results ?Business areas performance 2011 ?Conclusions ?Appendix

2011 Highlights 4 In a year of mounting complexity, priority was given to balance sheet strengthening, backed by high profit generation 1 2 Solid generation of Extraord. provisions (-3,183 mill.) recurring results doubled capital gains (1,513 mill.) Pre-provision profit: € 24,373 mill. Profit before extraord.: € 7,021 mill. Attributable profit: € 5,351 mill. 3 4 Balance sheet Shareholder return strengthening above market Real estate coverage: 50% Total shareholders return (TSR): Core capital (BIS II): 10.02% SAN > Euro Stoxx Banks Note: Provisions and extraordinary capital gains are net of tax

1 Solid generation of recurring results 5 In 2011 Santander maintained an excellent track record in pre-provision profit, fuelled by solid revenues Revenues and expenses Pre-provision profit EUR Billion EUR Billion 44.3 23.9 24.4 42.1 23.0 39.4 33.5 18.5 19.9 16.4 18.2 15.0 2008 2009 2010 2011 2008 2009 2010 2011 Gross income Expenses Net operating income . placing us among the small group of banks generating pre-provision profit of around EUR 25 bn.

1 Solid generation of recurring results 6 EUR 7,021 million of recurring profit, absorbed the market’s impact on trading gains and the larger provisions made in the year Group’s RECURRING Group’s quarterly attributable profit RECURRING attributable profit EUR Million EUR Million 8,181 -14% 7,021 2,215 2,230 2,101 2,108 1,803 1,635 1,717 1,393 2010 2011 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4

2 Capital gains and extraordinary provisions 7 Furthermore, strong effort in extraordinary provisions, well above the capital gains obtained Impact on 2011 results net of tax EUR million -3,183 Funds established before tax -1,670 Not required Spain real estate 1,812 Portugal goodwill 600 1,513 Sale of Insurance 641 Amortisation of intangibles, Holding Latam -893 pensions and other SCF USA 872 transaction -620 Portfolio writedowns Extraordinary* Extraordinary capital gains provisions (*) Not including capital gains from agreement to sell the bank in Colombia, which are to be registered in 2012

2 Capital gains and extraordinary provisions 8 After the effort made in provisions, accounting profit was EUR 5,351 million EUR million +1,513 8,534 7,021 5,351 -3,183 RECURRING Capital gains* TOTAL Provisions Attributable profit attributable profit (*) Not including capital gains from agreement to sell the bank in Colombia, which are to be registered in 2012

3 Balance sheet strengthening: Real estate coverage 9 The provisions established at the end of the year put foreclosed real estate coverage in Spain at 50% Foreclosed real estate Dec. 2011 Coverage ratio evolution EUR million 50% 8,552 Coverage ratio: 50% 31% 31% 4,278 10% Balance Coverage 2008 2009 2010 2011

3 Balance sheet strengthening: Capital ratio 10 The Group shows its financial strength and flexibility, by anticipating compliance with EBA requirements, which are to be met by June 2012 Core capital evolution (EBA criteria) +0.28% 9.01% +0.20% +0.25% +0.29% +0.34% 7.53% +0.12% September Q4 Exchange 4th scrip Brazil Disposals Provisions Current with 2011 adjusted generation preferred dividend (4.41%) and other EBA criteria to EBA criteria shares (*) (*) (*) Including Valores Santander (compulsorily convertible bonds)

3 Balance sheet strengthening: Capital 11 The effort made in the quarter resulted in a greater acceleration of Core capital under Basel II criteria Core capital evolution 10.02% 8.61% 8.80% 7.58% 6.25% 5.91% Dec’06 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Note: Dec’06 and Dec’07 according to BIS I

3 Balance sheet strengthening: Liquidity 12 Good liquidity position after a stressed year High structural liquidity surplus 2011 Key aspects (> EUR 120 bn.) Liquidity balance sheet Grupo Santander (Dec’11, provisional) Liquidity ratios at comfortable levels: Loans/ Deposits* Dep.* + M/LT Funding 117% / Loans > 114% 639 Deposits* High issuance capacity in stressful situations Loans 750 M/LT issues Maturities EUR 40 bn. EUR 32 bn. – Moreover, EUR 25 bn. in securitisations placed in Securitisation bonds the market 40 in market 174 Funding M/L Reduced recourse to short < 2% term** balance sheet term wholesale funding Financial 139 Equity / other (net of Assets 24 Fixed Assets) 11 Funding ST High discounting capacity at Approx. Assets Liabilities Central Banks EUR 100 bn. Note: Liquidity balance sheet in terms of management (trading derivatives, interbank balances and fixed assets are netted) (*) Including retail commercial paper (**) Including FHLB lines in the US to Sovereign

3 Balance sheet strengthening: Liquidity 13 In 2012 few maturities and EUR Billion Group issues* Group maturities 40 32 30 24 2011 2012 2013 2014 … within a different Parent bank, Banesto and Portugal SCF, UK and SOV Emerging markets Reduction of commercial gap SCF: moving towards self- LatAm: greater focus on deposit and lower demand from SCF financing capturing and access to developing wholesale markets UK: self-financing of commercial activity and good No need for recourse to BZ WBK: surplus liquidity access to markets wholesale markets in 2012 SOV.: surplus liquidity (*) Excluding securitisations

3 Balance sheet strengthening: Credit quality 14 The Group’s NPLs continue slightly sliding upwards, because of Spain. SCF, Sovereign and Latam ex-Brazil improved all quarters Group’s Total Continental Europe % % Spain SCF 5.49 3.78 3.86 3.89 5.15 3.55 3.61 4.57 4.81 4.95 4.24 4.63 4.42 4.29 3.77 Dec’10 Mar’11 Jun’11 Sep’11 Dec’11 D’10 M’11 J’11 S’11 D’11 D’10 M’11 J’11 S’11 D’11* United Kingdom and USA Latin America % UK Sovereign % Brazil Latam Ex-Brazil 4.61 4.15 3.76 5.38 4.91 4.85 5.05 5.05 3.22 3.07 2.94 2.87 2.84 2.85 2.82 1.76 1.75 1.82 1.88 1.86 D’10 M’11 J’11 S’11 D’11 D’10 M’11 J’11 S’11 D’11 D’10 M’11 J’11 S’11 D’11 D’10 M’11 J’11** S’11** D’11** (*) In December SC USA began to consolidate by the equity accounted method (**) On a like-for-like basis, deducting the acquired GE portfolio in Mexico. Including it, 3.08% in June 2011; 2.91% in September 2011 and 2.89% in December 2011

3 Balance sheet strengthening: Credit quality 15 Our ratios still compare very well in the main markets where we operate Spain United Kingdom % 7.51 (Nov) % 7.16 2.38 5.81 1.88 2.11 2.07 2.05 5.08 3.37 5.49 5.15 1.10 4.24 1.41 1.41 1.44 1.42 3.41 0.92 1.03 0.66 1.95 0.64 Dec’07 Dec’08 Dec’09 Dec’10 Sep’11 Dec’11 Dec’07 Dec’08 Dec’09 Dec’10 Jun’11 Sep’11 Brazil Latin America ex Brazil Private Banks % % 4.6 5.9 Santander Financial System 3.6 5.4 4.5 4.8 3.2 3.3 3.3 3.8 4.0 4.5 2.3 3.5 4.3 4.3 3.9 3.4 2.7 3.2 3.6 2.6 2.6 2.5 3.5 2.1 2.9 3.2 3.2 1.6 Dec’07 Dec’08 Dec’09 Dec’10 Sep’11 Dec’11 Dec’07 Dec’08 Dec’09 Dec’10 Jun’11 Sep’11 Latest available data for the sector obtained from Central Banks and Council Mortgage Lenders (UK)

4 Total shareholder return (TSR) 16 Total return above market in short, medium and long term TSR: cumulative difference1 with Euro Stoxx Banks Index Percentage points +54 p.p. +32 p.p. +29 p.p. +13 p.p. 1 year 3 years 5 years 10 years (1) Drawn up based on Bloomberg data as of 31-12-2011

Agenda ?Group performance 2011 — Highlights — Results ?Business areas performance 2011 ?Conclusions ?Appendix

Grupo Santander Results 18 Solid results in the upper part of the P&L not feeding through to profit because of larger provisions Var. / 2010 % excl. FX EUR Mill. 2011 Amount % and perimeter Net interest income + fees 41,293 +2,334 +6.0 +4.7 Trading gains and other1 2,969 -121 -3.9 -4.9 Gross income 44,262 +2,213 +5.3 +4.0 1 Operating expenses -19,889 -1,694 +9.3 +6.8 2 Net operating income 24,373 +519 +2.2 +1.8 Loan-loss provisions -10,562 -304 +3.0 +2.8 3 Net operating income after provisions 13,811 +215 +1.6 +1.1 Other results and provions2 -2,994 -1,451 +94.0 +92.9 Profit before tax 10,817 -1,235 -10.2 -10.6 Tax and minority interest -3,796 +75 -1.9 -2.0 Profit before extraordinary results 7,021 -1,160 -14.2 -14.7 Net capital gains and extr. provisions -1,670 -1,670 — — Attributable profit 5,351 -2,830 -34.6 -35.1 (1) Including dividends, equity accounted income and other operating expenses (2) Including provision for PPI in Q2’11 in the UK (EUR 842 mill.

1 Revenues 19 Solid basic revenues as the driver of profits Basic revenues1 Group’s Gross income 2011/2010: EUR Million +EUR 2,349 mill.; +6% +32% 44,262 42,049 39,381 2,713 2,577 2011/2010 33,489 3,663 Other 3,240 Latam’s dynamism +2,160 revenues2 39,336 41,685 SCF (organic and 35,718 +672 30,249 inorganic growth) Basic revenues1 BZ WBK entry +619 2008 2009 2010 2011 Mature markets -1,102 (1) Basic revenues: Net interest income + fees + insurance activity (2) Trading gains + dividends + equity accounted income + other operating expenses

2 Expenses 20 Different management by units and businesses Expenses Group’s expenses 2011/2010: EUR Million + EUR 1,694 mill.; +9% +33% 2011/2010 19,889 18,196 16,421 Investments to capture Latam: +938 14,949 growth in emerging markets BZ WBK: +324 Develop franchises and businesses in mature ones +493 2008 2009 2010 2011 (Germany, UK, USA, GBM) Reduction in retail units -61 in Spain and Portugal

3 Loan-loss provisions 21 Provisions still high at the current Specific provisions Net loan-loss provisions1 EUR Million EUR Million 11,760 12,342 11,137 +60% 7,659 10,258 10,562 2008 2009 2010 2011 9,484 Use of generic provisions 6,601 EUR Million 2008 2009 2010 2011 -569 2008 2009 2010 2011 -1,159 -2,159 -2,086 … with performance impacted by the lower use of generic ones (1) Including country-risk

Comparison vs. competitors* 22 Better performance in revenues and efficiency, and not yet taking advantage of the normalisation of provisions as done by our peers Revenues Efficiency Net provisions/loans Gross income Data 2011 in % Data 2011 in % Y-o-Y var. Grupo SAN 44.9 C1 4.66 Var. 2011/2010 -0.08 C1 46.7 Grupo SAN 1.41 0.00 +5.3% C2 48.5 C2 1.13 -0.31 C3 52.2 C3 1.12 0.00 C4 53.2 C4 1.10 -0.31 C5 54.1 C5 1.02 -0.14 -0.1% -0.2% C6 54.9 C6 1.01 -1.25 Grupo Peers European C7 56.8 C7 1.00 Santander 0.33 average peers avg. C8 59.2 C8 0.97 -0.94 Gross income / Assets C9 59.4 Peers avg. 0.79 -0.24 Peers avg. 59.7 C9 0.74 -0.04% / ATAs 2011 C10 60.0 C10 0.33 -0.12 C11 61.0 C11 0.30 -0.09 3.6% C12 61.0 C12 0.27 -0.06 2.9% 2.4% C13 64.0 C13 0.22 -0.07 C14 64.7 C14 0.19 -0.29 C15 77.6 C15 0.03 0.08 Grupo Peers European C16 77.6 C16 -0.05 -0.09 Santander average peers avg. (*) According to the latest available information from each entity. “Peer their size, characteristics and /or degree of direct competition are the reference ones to surpass: Banco Itaú, BBVA, BNP Paribas, Credit Suisse, HSBC, ING Group, Intesa Sanpaolo, JP Morgan, Mitsubishi, Nordea, Royal Bank of Canada, Societe Generale, Standard Chartered, UBS, Unicredito and Wells Fargo.

Agenda ¦Group performance 2011 — Highlights — Results ¦Business areas performance 2011 ¦Conclusions ¦Appendix

Profit distribution by geographic area 24 Results are underpinned by the Group’s the different growth stages in each market Continental Europe 2011 Attributable profit1 Brazil EUR Million Constant US$ million -15% 3,355 -7% 2,849 Poland 3,915 (BZ WBK) 3,629 SCF Brazil Portugal 3% 13% Global 2% Europe 4% 28% 2010 2011 SAN 2010 2011 network + Banesto 9% UK and Sovereign LatAm Ex-Brazil UK 12% 10% Constant EUR Million Constant US$ million Mexico 6% 7% UK Sovereign 6% +11% Sovereign 2,856 Chile 2,578 1,941 +30% Other 526 Latam 1,145 404 -41% 2010 2011 2010 2011 2010 2011 (1) Over operating areas 2011 attributable profit

Continental Europe 2011 25 Networks and wholesale business impacted by macroeconomic environment and market’s evolution. SCF growing strongly and Poland’s incorporation Attributable profit: Basic revenues EUR 2,849 mill. EUR Million +8% Var. 2011 / 2010 (%) +11% 14,867 3,884 13,713 3,773 3,656 3,568 3,432 3,554 Basic revenues +8% 3,406 3,306 Gross income +4% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 Expenses +12% Unit’s profit EUR Million Var. / 2010 Net operating income -2% SAN network 660 -22% Net op. income after Banesto 130 -69% -6% provisions Portugal 174 -62% Poland (BZ WBK)* 232 +22% Attributable profit -15% +52% SCF 1,228 Other (GBM, Asset Mgmt., .) 424 -48% (*) Corresponds to the Group’s attributable profit (9 months). Proforma growth in local criteria year 2011/2010

Santander Branch Network 2011 26 Improved net operating income fuelled by higher revenues (impacted in last quarters by deposit competition). Larger provisions due to end of generic ones Activity Basic revenues Loans Deposits* Loans / deposits ratio* EUR Million +6% +3% Var. in EUR billion 4,334 1,184 1,136 4,220 +13.2 1,060 1,072 1,094 1,031 1,002 974 159 130 -1.8 122 -3.9 -8.7 2010 2011 2010 2011 2009 2010 2011 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 Net interest income return Net operating income / provisions Return / Cost Net interest inc. / ATAs Net operating income +6% 3.65% EUR Million Net op. 2,227 2,353 3.26% +16% income 2.92% 2.95% Return 691 2.70% 588 639 588 Prov. 576 538 497 462 Cost Net op. -19% income 1,136 1.43% 1.15% 1.36% after LLPs 916 Q4’10 Q2’11 Q4’11 2010 2011 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (*) Including retail commercial paper

Banesto 2011 27 Banesto’s trends are similar to those of the Santander Branch Network. Profit impacted by provisions to increase coverage of foreclosed real estate Activity Basic revenues Loans Deposits* Loans / deposits ratio* EUR Million +1% -8% Var. in EUR billion 2,187 2,017 601 570 535 525 516 +7.1 481 489 486 +0.2 136 134 127 -6.8 -6.2 2010 2011 2010 2011 2009 2010 2011 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 Net interest income return Net operating income / provisions Return / Cost Net interest inc. / ATAs** Net operating income -19% 3.61% EUR Million 3.21% Net op. 1,376 2.92% -24% income Return 2.44% 384 1,112 362 317 312 324 Prov. 2.22% 273 280 Cost 235 1.94% Net op. 1.66% 1.70% income 666 after LLPs -32% 451 Q4’10 Q2’11 Q4’11 2010 2011 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (*) Excluding Repo’s. Including retail commercial paper (**) Retail Banking

Spain1. Customer lending and NPLs 28 Of note in lending was the drop in loans with real estate purposes (-14%) and the maintaining of balances with other companies Gross loans NPL ratio EUR Billion % TOTAL 245 236 Public sector 10 225 12 12 Household mortgages 64 With real estate 61 28.6 purpose 59 Other loans to individuals 31 30 26 17.0 11.1 Companies 5.5 Total portfolio w/o construc. 108 Spain 105 105 4.2 and real estate 3.4 3.5 Other portfolio 3.1 2.5 Household Real estate 31 27 2.7 mortgages purpose -12% -14% 23 2.4 2.2 Dec’09 Dec’10 Dec’11 Dec’09 Dec’10 Dec’11 (1) Including Santander Branch Network, Banesto, GBM Spain, Santander Consumer Finance Spain and Banif

Loans with real estate purpose. Evolution and coverage 29 Active management focusing on balances reduction and coverage increase LOANS. Real estate purpose NPLs and substandard EUR million NPLs Dec’11 Coverage —€14,246 mill.; -38% EUR million 37,688 31,127 6,722 33% 27,334 23,442 29% -14% 2,211 Dec’08 Dec’09 Dec’10 Dec’11 Amount Coverage 2010 2011 2011 quarterly evolution Substandard Dec’11 Coverage EUR million EUR million 3,916 16% 12% -758 -849 613 -978 -1,229 Q1 Q2 Q3 Q4 Amount* Coverage 2010 2011 (*) 100% are up to date with payments

Real estate coverage. Evolution and coverage 30 Good quarterly performance and big effort in coverage, anticipating future regulatory requirements Foreclosed REAL ESTATE (gross amount) Foreclosed real estate. Coverage EUR million EUR million Coverage: 8,552 50% 8,552 6,521 7,509 4,765 4,278 Dec’08 Dec’09 Dec’10 Dec’11 Balance Coverage Quarterly evolution in 2011 Coverage evolution EUR million 50% 31% 31% +453 +373 +225 10% -7 Q1 Q2 Q3 Q4 2008 2009 2010 2011

Portugal 2011 31 Managing-out” a “bail scenario and Activity Basic revenues EUR Million Total Assets (€ Bn.) -16% -14% Balance 49 -10% 293 289 273 1,118 45 262 273 sheet 242 959 225 219 reduction Dec’10 Dec’11 % var. Dec’11/Dec’10 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 +8% Deleveraging process Net operating income / provisions continues -6% Loans Deposits Net operating income EUR Million Net op. -33% income 650 192 188 -32% EUR billion 2011 Achieved in Plan the year 138 151 Prov. Reduction 132 443 112 of 93 88 -56% commercial 540 Net op. GAP -2.0 income 237 after LLPs -3.4 2010 2011 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4

Portugal. Troika inspection results

32

Outstanding results of Santander Totta after the "Special Program Inspection" carried out by the Troika

Without provisions deficit (-EUR 838 mill. in the sector) …


Deficit in million
San. Totta
0
C1
-125
C2
0
C3
-381
C4
-153
C5
-90
C6
-43

… and improved Tier I, after RWA's review


Tier I
Improvement / Loss
San. Totta
+0.1%
C1
-0.3%
C2
-0.2%
C3
-0.8%
C4
+0.1%
C5
+0.0%
C6
+0.0%

Note: Competitors: BES, BPI, Millenium, Caixa Geral de Depositos, B. Funchal and Caixa Economica Montepio Geral

Santander Consumer Finance 2011 33 Sharp profit increase, fuelled by the main units and excellent credit management Activity Basic revenues Volumes Net int. inc. /provisions (o/ATAs) EUR Million +9% +15% Var. Dec’11 Dec’10 / 5,290 Net interest +28% 4.99% 5.05% income 1,324 1,322 1,320 1,325 1,218 1,217 1,114 4,618 1,068 2.24 +16% 3.07 2.75% Provisions 1.98% Loans* Deposits 2010 2011 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 Total portfolio = EUR 63 billion Net operating income / provisions EUR billion Var. Dec’11 / Dec’10 Net operating income +7% Germany 30 +39% Net op. 3,604 EUR Million income 3,361 Italy 8 -4% +1% Spain 7 -11% Prov. 920 917 825 890 860 900 866 Nordic countries 7 +10% 786 +47% Other Eurozone 4 +1% Net op. 1,972 UK 4 +9% income 1,344 after LLPs Poland 3 -10% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 Note: In December SC USA began to consolidate by the equity accounted method (*) Before impact from consolidated by the equity accounted method from SC USA. Considering impact: -7%

Poland (BZ WBK) 2011 34 Data in local criteria. Constant EUR million Loans and deposits growth since its Results* show sharp growth incorporation to the Group over 2010 Loans Basic revenues Expenses +14% 8,845 +8% +9% Total 7,726 770 834 +17% 6,025 429 468 Companies 5,148 Individuals 2,578 +9% 2,820 Mar’11 Dec’11 2010 2011 2010 2011 Deposits Provisions Attributable profit +14% -13% +22% 10,505 288 Total 102 9,227 89 237 Companies +26% 4,423 3,516 Individuals 5,711 +6% 6,082 Mar’11 Dec’11 2010 2011 2010 2011 (*) 2010 proforma information.

35 United Kingdom

United Kingdom 2011 36 Results affected by sluggish activity, regulatory impacts and PPI1 provision Attributable profit1: £ 993 mill. Activity (EUR 1,145 million) £ Bill. Local criteria Var. 2011 / 2010 in £ (%) Mortgages Companies’ loans Deposits3 166 166 +16%2 31 153 +0% 27 149 -3% Gross income -9% Dec’10 Dec’11 Dec’10 Dec’11 Dec’10 Dec’11 Expenses +1% Core Non core Net operating income / provisions Net operating income -15% Net operating income -15% £ Mill. Net op. Net op. income after income 3,201 -8% -21% provisions 2,710 Prov. 830 825 805 741 729 728 666 586 Net op. Attributable profit -41% income 2,404 2,202 after LLPs -8% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (1) After provision of sterling 538 million (net of tax) in Q2’11 protection insurance (PPI). (2) Loans to SMEs: +25% (3) Excluding GBM and other deposits amounts of £13 bn. as of December 2011

37 Brazil

Brazil 2011 38 Continue growth of basic revenues underpinned by larger volumes. Profit impacted from lower trading gains, larger provisions and minority interests Activity1 Basic revenues Volumes Net int. inc. /provisions (o/ATAs) Constant US$ million Var. Dec’11 / Dec’10 7.53% 7.47% +15% Net interest +14% +20% income 21,490 5,362 5,655 4.86 4.68 5,177 5,296 +12% 4,733 4,912 18,893 4,586 4,662 Provisions 2.67% 2.79% 2 Loans Deposits 2010 2011 Attributable profit: US$ 3,629 mill. Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (EUR 2,610 million) Var. 2011 / 2010 in constant US$ (%) Net operating income / provisions Basic revenues +14% Net operating income +11% 13,852 Net op. Gross income +11% Constant US$ million income 12,533 +5% Prov. Expenses +12% 3,522 3,497 3,295 3,375 3,458 3,058 3,031 3,148 Net operating income +11% Net op. +3% income 7,585 Net op. income after after LLPs 7,372 +3% provisions Attributable profit -7% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (1) Local currency (2) Including “letras financeiras”

39 LatAm Ex-Brazil

Latin America Ex-Brazil 2011 40 Profit increase spurred by retail banking: faster growing basic revenues and lower cost of credit. Negative impact from trading gains in Q4’11 Activity1 Basic revenues Volumes2 Net int. inc. /provisions (o/ATAs) Constant US$ million +10% +8% Var. Dec’11 / Dec’10 3.90% 3.76% Net interest 8,701 2,213 2,278 8,056 income 2,075 2,058 2,152 +16% 1,938 2,030 2,013 +13% 2.99 2.96 Provisions 0.91% 0.80% Loans Deposits 2010 2011 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 Attributable profit: US$ 2,856 mill. Attributable profit by country (EUR 2,054 million) Var. 2011 / 2010 in constant US$ (%) Constant US$ million Var. o/ 2010 Basic revenues +8% 3 Mexico 1,301 +46% Gross income +6% Chile 849 -9% Expenses +14% Argentina 399 +8% Colombia 81 +46% Net operating income 0% P. Rico 47 -6% Net op. income after +0% Uruguay 28 provisions -70% 3 Other 151 -17% Attributable profit +11% (1) Constant currency (2) Excluding New York branch (3) Excluding minority interests: Mexico +22%; Total area: +4%

Mexico 2011 41 Profit fuelled by strong basic revenues and lower provisions needs. Moreover, positive impact from minority interests Activity1 Basic revenues Volumes Net int. inc. /provisions (o/ATAs) Constant US$ million +14% Var. Dec’11 / Dec’10 3.98% +9% 3.81% Net 847 846 3,241 +31% interest 768 780 744 757 743 741 2,985 income 2.82 3.04 +11% Provisions 1.16% 0.77% Loans 2 Deposits 2010 2011 Attributable profit: US$ 1,301 mill. Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (EUR 936 million) Var. 2011 / 2010 in constant US$ (%) Net operating income / provisions Basic revenues +9% Net operating income 0% Net op. 1,930 1,928 Gross income +4% Constant US$ million income +3% Prov. Expenses +12% 523 515 491 501 509 464 433 422 +12% Net operating income 0% Net op. 1,459 income 1,299 Net op. income after after LLPs +12% provisions Attributable profit +46% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (1) Local currency (2) Excluding perimeter: +22%

Chile 2011 42 Activity continued to grow strongly, focused on deposits. In Q4’11 recovered UF portfolio revenues and normalisation in in provisions Activity1 Basic revenues Volumes Net int. inc. /provisions (o/ATAs) Constant US$ million Var. Dec’11 / Dec’10 4.35% +6% 3.99% Net +3% interest income 706 686 730 726 2,798 3.41 687 666 675 2,725 3.01 646 +20% +7% Provisions 0.94% 0.98% Loans Deposits 2010 2011 Attributable profit: US$ 849 mill. Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (EUR 611 million) Var. 2011 / 2010 in constant US$ (%) Net operating income / provisions Basic revenues +3% Net operating income Net op. -3% Gross income +2% Constant US$ million 1,806 income 1,757 +3% Prov. Expenses +10% 463 456 456 487 431 442 444 385 -9% Net operating income -3% Net op. income 1,356 1,229 Net op. income after after LLPs -9% provisions Attributable profit -9% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (1) Local currency

Sovereign

Sovereign 2011 44 Larger revenues, increased commercial activity and sharp improvement in credit quality. In 2012 conversion to National Bank Association Attributable profit: US$ 732 mill. Activity and return1 (EUR 526 million) Y-o-Y change. US$ Net interest income / Var. 2011 / 2010 in US$ (%) Loans Deposits provisions (% / ATAs) +13% 3.30% 3.21% Net interest +5% income Gross income +9% 2.33 2.50 -1% -4% -8% Provisions -12% 0.97% 0.71% Expenses +10% Dec’09 Dec’10Dec’11 Dec’09 Dec’10Dec’11 2010 2011 Net operating income / provisions Net operating income +9% Net operating income +9% Net op. 1,685 US$ Mill. income 1,547 Net op. income after +9% +34% Prov. provisions 401 422 418 432 413 +34% 385 382 378 Net op. 1,165 Attributable profit +30% income 872 after LLPs Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (1) Local currency Note: Loans data (excl. securitisations) and deposits under US GAAP

45 Corporate Activities

Corporate Activities 46 Larger trading gains (fx hedging) offset the negative impact from funding costs and lower tax returns Attributable profit (Change 2011 vs. 2010) EUR Million Main effects: Net interest income -344 Trading gains +746 Other results and taxes -274 Impact on profit: +128 Net capital gains and extraord. provisions -1,670 Total impact on profit: -1,542

47 Agenda ?Group performance 2011 — Highlights — Results ?Business areas performance 2011 ?Conclusions ?Appendix

2012 Outlook 48 Santander is facing the year from a solid starting point High capacity Quality High capital to generate balance sheet levels results 50% EUR 24 bn. coverage of 9% Pre-provision foreclosed real Core capital profit estate in Spain EBA

Santander 2012 outlook 49 In 2012 Santander will maintain a differentiated management by areas Spain and Portugal: Markets being ??Deleveraging process continues adjusted ??Managing liabilities spreads ??Balance sheet strengthening UK: continue to develop franchise (mainly companies) Developing USA: the new platform and the change from charter will enable a markets / wider range of products and customer profiles business SCF: consolidate reached position and maintain profitability above competitors Latin America: focus on revenues, maintaining investment effort, Growing taking advantage of good macroeconomic trends markets Poland: full integration and delivery of announced targets

50 Agenda ?Group performance 2011 — Highlights — Results ?Business areas performance 2011 ?Conclusions ?Appendix

51 Group’s balance sheet

Main trends of the Group’s 52 Retail balance sheet, appropriate for the business nature of low risk, liquid and well capitalised Balance sheet at December 2011 1 Lending: 60% of balance sheet EUR billion 1,252 2 Cash, Central Banks and credit 1,252 Credit institutions: 13% Cash and credit 160 2 143 institutions institutions 112 Derivatives 120 Derivatives 3 3 Derivatives (with counterpart on Other 37 AFS Portfolio 76 4 the liabilities side): 9% of Trading portfolio 58 5 96 balance sheet Other* 6 Customer 639 4 Deposits** Available for sale portfolio (AFS): 6% Loans to 750 1 customers 5 subordinated Issues and Trading portfolio: 4% 214 liabilities Shareholders’ equity 6 & fixed liabilities 99 Other (goodwill, fixed assets, accruals): 8% Assets Liabilities (*) Other assets: Goodwill EUR 25 bn., tangible and intangible assets 17 bn., other capital instruments at fair value 1 bn., accruals and other accounts 53 bn. (**) Including retail commercial paper

53 Secondary segments results

Retail Banking 54 Single-digit growth in net operating income after provisions due to recovered basic revenues and flat provisions Activity Basic revenues1 EUR Billion EUR Million Loans Deposits2 +7% +9% 39,206 36,549 +2% +5% 666 9,357 9,556 9,857 9,870 9,923 538 8,837 9,239 9,115 650 513 Dec’10 Dec’11 Dec’10 Dec’11 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 Attributable profit: EUR 6,893 million Var. 2011 / 2010 in euros Net operating income / provisions Basic revenues +7% Net operating income +3% Gross income +6% EUR Million Net op. 22,088 22,817 income +2% Expenses +10% Prov. 5,640 5,621 5,685 5,980 5,675 5,448 5,380 5,476 +3% Net operating income +3% Net op. Net op. income after income 11,944 12,358 +3% after LLPs provisions Attributable profit -9% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (1) Net interest income + fees + insurance activity (2) Including retail commercial paper

Global Wholesale Banking (GBM) 55 Customer revenues resilient to the environment. Impact from markets on revenues and from investments on costs Gross income Gross income EUR Million EUR Million -17% -9% Total Total 5,150 1,364 1,303 1,252 1,337 4,675 1,230 1,201 1,098 282 104 210 1,040 TOTAL 5,150 -9% Trading 188 162 148 Trading 122 140 4,675 -8% Trading 736 Customers 1,199 1,127 Customers 4,414 4,056 -16% 1,082 1,042 1,090 1,053 976 619 900 Equities Investment 640 -44% 356 banking 78 -29% 56 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 Hedging of interest / 1,387 -7% 1,293 Net operating income / provisions exchange rates Net operating income -17% Corporate EUR Million Net op. banking1 2,309 2,351 3,658 +2% income Prov. 3,032 -28% 1,023 922 848 865 943 -21% 782 2010 2011 680 627 Net op. 3,656 income 2,891 after LLPs Customer revenues Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 2010 2011 (1) Including Global Transaction Banking and Credit

Asset Management and Insurance 56 High contribution to the Group via revenues and profits: 9% of the operating areas total revenues (+9% / 2010) Group total revenues Gross income EUR Million EUR Million +1% +9% -23% 4,334 3,966 1,081 1,088 276 272 291 288 302 275 243 222 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 * 2010 2011 (*) Impact from sale of Latam insurance companies (-€ 64 mill.) 2010 2011 Net operating income EUR Million +2% Asset Management Insurance -21% 739 754 +15% 202 216 196 187 186 190 3,083 169 -2% 2,688 147 1,278 1,251 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 * 2010 2011 2010 2011 2010 2011 (*) Impact from sale of Latam insurance companies (-€ 53 mill.)

57 Summary Group coverage ratios

Summary Group coverage ratios 58 Group’s Total Continental Europe % % Spain SCF 73 71 69 66 61 128 128 132 122 113 58 53 49 46 45 Dec’10 Mar’11 Jun’11 Sep’11 Dec’11 D’10 M’11 J’11 S’11 D’11 D’10 M’11 J’11 S’11 D’11* United Kingdom and USA Latin America Brazil Latam Ex-Brazil % UK Sovereign % 110 114 114 111 96 101 104 102 100 104 93 95 85 82 75 46 45 41 40 38 D’10 M’11 J’11 S’11 D’11 D’10 M’11 J’11 S’11 D’11 D’10 M’11 J’11 S’11 D’11 D’10 M’11 J’11** S’11** D’11** (*) In December, SC USA began to consolidate by the equity accounted method (**) On a like-for-like basis, deducting the acquired GE portfolio in Mexico. Including it: 110% in June 2011 and 108% in September and 102% in December 2011.

59 Main units spreads and NPL ratios

Continental Europe. Main units spreads 60 (%) SAN Branch Network Banesto Retail Banking 2.60 2.53 2.68 2.54 2.54 2.52 2.04 1.87 1.89 1.95 2.20 2.00 1.92 1.99 2.03 2.20 2.10 1.94 1.90 1.97 2.03 2.01 2.02 2.08 2.12 2.16 1.83 1.83 1.65 1.67 1.41 1.47 0.50 0.56 0.65 0.53 0.18 0.42 0.36 0.10 0.04 0.06 0.05 -0.35 -0.36 0.12 -0.51 -0.52 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Loans Deposits Total Loans Deposits Total Santander Consumer Lending Portugal Retail Banking 6.72 6.94 6.69 5.90 6.19 5.99 5.98 6.06 1.92 2.03 2.11 2.08 2.06 2.15 2.23 1.85 1.76 1.82 1.82 1.88 1.96 1.75 1.68 1.45 0.09 0.10 0.21 0.23 0.12 -0.31 -0.47 -0.78 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Loans Loans Deposits Total

Continental Europe. NPLs and coverage ratios 61 Banco Santander(1) Banesto 66% 61% 61% 54% 49% 44% 39% 39% 61% 58% 60% 54% 52% 52% 53% 53% 3.61% 3.65% 3.79% 4.24% 4.68% 5.08% 5.63% 5.99% 3.13% 3.49% 3.83% 4.11% 4.31% 4.54% 4.69% 5.01% Mar’10 Jun Sep Dec Mar’11 Jun Sep Dec Mar’10 Jun Sep Dec Mar’11 Jun Sep Dec NPLs Coverage NPLs Coverage Santander Consumer(2) Portugal 122% 128% 122% 128% 132% 108% 111% 113% 64% 65% 69% 62% 62% 60% 53% 55% 5.12% 5.23% 5.13% 4.95% 2.32% 2.40% 2.43% 2.90% 3.03% 3.25% 3.78% 4.06% 4.63% 4.42% 4.29% 3.77% Mar’10 Jun Sep Dec Mar’11 Jun Sep Dec Mar’10 Jun Sep Dec Mar’11 Jun Sep Dec NPLs Coverage NPLs Coverage (1) Santander Branch Network’s NPL ratio was 8.47% and coverage ratio 40% as of Dec’11 (2) In December, SC USA began to consolidate by the equity accounted method

Loans with real estate purpose and foreclosed real estate in Spain 62 LOANS with real estate purpose Foreclosed REAL ESTATE (gross amount) EUR Million EUR Million Gross Net Coverage Dec’11 Dec’10 Var. amount amount ??Finished buildings 11,805 12,709 -904 ??Finished buildings 3,753 25% 2,826 ??Buildings under constr. 1,985 2,548 -563 ??Buildings under constr. 521 25% 391 ??Developed land 3,118 3,678 -560 ??Developed land 2,661 39% 1,615 ??Building land 1,339 40% 798 ??Building land 1,553 2,023 -470??Other land 244 252 -8 ??Other land 279 42% 162 ??Non mortgage guarantee 4,737 6,124 -1,387 Sub Total 8,552 32% 5,792 Total 23,442 27,334 -3,892 ??Fund pending distribution 18% ??Total 8,552 50% 4,275

United Kingdom. Spreads and NPL ratios 63 (%) Spreads Retail Banking NPL and coverage 2.28 2.34 2.35 2.42 2.49 2.05 2.13 2.20 46% 46% 48% 46% 45% 41% 40% 38% 1.99 1.99 2.03 2.03 2.04 1.97 1.96 1.99 -0.06 -0.14 -0.17 -0.25 1.88% 1.85% 1.77% 1.76% 1.75% 1.82% 1.88% 1.86% -0.30 -0.38 -0.46 -0.50 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Mar’10 Jun Sep Dec Mar’11 Jun Sep Dec Loans Deposits Total NPLs Coverage

Spreads main countries Latin America 64 (%) Retail Banking Brazil Retail Banking Mexico 12.08 11.42 11.23 10.98 16.13 16.23 15.81 15.84 16.17 15.44 10.67 10.44 10.26 10.32 15.42 15.41 15.26 15.29 14.73 14.72 15.05 14.44 10.03 9.50 14.29 14.23 9.20 8.93 8.58 8.40 8.27 8.36 0.87 0.94 1.08 1.13 1.12 1.12 1.18 1.00 2.05 1.92 2.03 2.05 2.09 2.04 1.99 1.96 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Loans Deposits Total Loans Deposits Total Retail Banking Chile 7.49 7.33 7.47 7.03 6.69 7.04 6.83 6.87 5.24 5.03 4.76 4.52 4.38 4.14 4.18 4.35 3.09 2.90 2.65 2.52 2.25 2.30 2.27 2.17 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Loans Deposits Total

Latin America. NPLs and coverage ratios 65 Brazil Mexico1 104% 268% 257% 100% 98% 98% 101% 102% 100% 95% 234% 215% 222% 217% 218% 199% 5.04% 5.01% 4.97% 5.05% 5.05% 5.38% 4.91% 4.85% 2.20% 1.86% 1.77% 1.84% 1.58% 1.63% 1.45% 1.48% Mar’10 Jun Sep Dec Mar’11 Jun Sep Dec Mar’10 Jun Sep Dec Mar’11 Jun Sep Dec NPLs Coverage NPLs Coverage Chile 99% 97% 94% 89% 89% 89% 88% 73% 3.58% 3.74% 3.80% 3.65% 3.63% 3.85% 3.36% 3.31% Mar’10 Jun Sep Dec Mar’11 Jun Sep Dec NPLs Coverage (1) On a like-for-like basis, deducting the GE acquired portfolio. Including it, NPL ratio: June 2.45%; September: 1.78%; December: 1.82% and coverage ratio: June: 165%, September: 176%, December: 176%

Sovereign. Spreads and NPL and coverage ratios 66 (%) Spreads Retail Banking NPLs and coverage 2.88 2.95 2.94 2.90 2.66 2.62 2.75 2.61 96% 93% 82% 85% 72% 75% 64% 67% 2.16 2.24 2.22 2.29 1.96 2.04 2.08 1.94 5.14% 5.11% 0.94 0.99 4.80% 4.61% 0.78 0.66 4.15% 3.76% 0.62 0.53 3.22% 0.40 0.46 2.85% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Mar’10 Jun Sep Dec Mar’11 Jun Sep Dec Loans Deposits Total NPLs Coverage

Santander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 31, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President